Exhibit 1.02
GEEKNET, INC.
CONFLICT MINERALS REPORT
FOR THE YEAR ENDED DECEMBER 31, 2013

We have made statements in this conflict minerals report that may constitute forward-looking statements about our plans to take additional actions or to implement additional policies or procedures with respect to our due diligence efforts to determine the origin of certain minerals contained in our products. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Our reporting obligations under the conflict minerals rules may change in the future and our ability to implement certain processes or obtain information from our suppliers may differ materially from those anticipated or implied in this report.

This conflict minerals report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”). In accordance therewith, Geeknet conducted a Reasonable Country of Origin Inquiry (“RCOI”). Rule 13p-1 was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Rule 13p-1 imposes certain reporting obligations on SEC registrants who manufacture or contract to have manufactured products that contain conflict minerals which are necessary to the functionality or production of their products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively, the “Covered Countries”).
If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit a conflict minerals report to the SEC that includes, among other things, a description of those due diligence measures.
The report presented herein is not audited as Form SD provides that if a registrant’s products are “DRC conflict undeterminable” in 2013 or 2014, the conflict minerals report is not required to be audited. Terms used but not defined in this report have the meanings set forth in Rule 13p-1, Form SD or the related SEC Release No. 34-67716, as applicable.

1.	Company Overview
Geeknet, Inc. is the parent company of ThinkGeek, Inc. (“ThinkGeek”), an online premier retailer for the global geek community, comprised of technology enthusiasts and general consumers of

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geek-themed, technology-oriented and popular culture goods. We collectively refer to Geeknet and ThinkGeek as “Geeknet,” the “Company,” “we,” “us,” or “our.”

2.	Products Overview
As a retailer, Geeknet sells both products that are manufactured by third parties as well as creative, inventive and geeky custom products developed by our internal product development team of designers and engineers that we contract to have manufactured. For purposes of this report, we are only reviewing the products that Geeknet contracted to have manufactured.
Geeknet does not manufacture any products. While we do contract to have certain products manufactured for us by our suppliers (most of whom are overseas), we are several levels removed from the actual mining of conflict minerals. Geeknet does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries.
Given tin is often used as solder in watches, jewelry and as a composite material in zippers and fasteners, given tantalum may be used as a composite material in electronics, watches and LED lights, given tungsten is commonly used in tools, cell phones and alloys, and given gold is often used in plating metals or as a composite material in or on electronics, jewelry and watches, the Geeknet products that potentially contain 3TG include a subset of our electronics, plush products with microchips, apparel, and bags/backpacks with zippers and/or buckles, certain home and office goods, jewelry and watches.

3.	Supply Chain Overview
As mentioned above, we performed an analysis of our products that could potentially contain 3TG. We defined the scope of our conflict minerals due diligence by identifying and reaching out to our current suppliers that manufactured such products.
We adopted the standard Conflict Minerals reporting templates established by the Conflict-Free Sourcing Initiative (“CFSI”), and launched our conflict minerals due diligence communication survey to the relevant suppliers in 2013.
We sent such communications in both English and Chinese (the local language of the relevant suppliers) regarding the relevant, emerging SEC requirements and Geeknet’s due diligence expectations. In order to manage the scope of this task, we relied upon our suppliers to provide information on the origin of the 3TG contained in the products manufactured for us, including sources of 3TG that are supplied to them, in turn, from their suppliers.

4.	Conflict Minerals Policy
One of the first steps we undertook in conducting our conflict minerals due diligence was to implement a conflict minerals policy. Our Conflict Minerals Policy became effective as of February 1, 2014 and is publicly available at: www.geek.net under “Company Information.”

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5.	Reasonable Country of Origin Inquiry (“RCOI”) and RCOI Conclusion
Despite having conducted a good faith reasonable country of origin inquiry regarding the products mentioned above that could contain 3TG, due to the responsiveness of our supply chain to date as well as our position in our supply chain, Geeknet has concluded that our supply chain remains DRC conflict undeterminable.
Due to the breadth of our products and respective supply chain, it will take time for many of our suppliers to verify the origin of all of the minerals. Using our supply chain due diligence processes and driving accountability within the supply chain by leveraging the industry standard CFSI program, we hope to further develop transparency into our supply chain.

6.	Due Diligence Program
We take our social responsibilities very seriously and are committed to sourcing products from other companies that share our values regarding respect for human rights, integrity and environmental responsibility. We also take our disclosure obligations very seriously. We engaged a third party compliance specialist to assist us in designing our due diligence program and auditing and analyzing our due diligence responses.
Our due diligence processes and efforts have been developed, with the assistance of our third party compliance specialist, to conform in all material respects to the 2nd edition of The Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related supplements for gold and for tin, tantalum and tungsten.

A.	Due Diligence, Internal Systems and Record Keeping.
Our conflict minerals due diligence process includes the:

•	development of a Conflict Minerals Policy;

•	establishment of governance structures with cross-functional team members and senior executives;

•	communication to, and engagement of, suppliers;

•	due diligence compliance process and measurement;

•	record keeping; and

•	escalation procedures.
We periodically report to the Audit Committee of the Board of Directors with respect to our due diligence process and compliance obligations.
Geeknet has established preliminary internal systems to satisfy the requirements relating to conflict minerals. The critical part of our systems is our conflict minerals “task force” led by our General Counsel and comprised of members from our Legal department, Product Safety and Compliance group, and Merchandising. Senior management is briefed about the results of our due diligence efforts on a regular basis.
We conducted a survey of our relevant suppliers described above using the template developed jointly by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the EICC-GeSI Conflict Minerals

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Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on CFSI’s website. The Template is being widely adopted by many companies in their due diligence processes related to conflict minerals.
With respect to the OECD requirement to strengthen engagement with suppliers, we initially engaged our third party compliance specialist to conduct outreach, training, and archive the received supplier responses to our RCOI. However, being unfamiliar with the conflict minerals due diligence process and unfamiliar with the third party specialist, many of our suppliers were unresponsive to multiple communications and requests. In an effort to increase our response rate and strengthen supplier engagement, we opted to reach out to all the relevant suppliers directly and on numerous occasions.
We also created follow-up processes to identify and escalate any identified issues associated with non-responsive or problematic responses to our RCOI.
On numerous occasions, we received conflicting, incomplete or insufficient information in the Template regarding the conflict minerals used and/or the source(s) of those conflict minerals, even after repeated inquiries (in some cases, 4 or more times). Nevertheless, each supplier response was evaluated and, where possible, validated to determine sufficiency, accuracy or completeness of its response. For each supplier response, we subsequently assessed whether the conflict minerals identified, or those conflict minerals that may not have been identified, were consistent with the nature and characteristics of the supplied product. For each supplier response that was insufficient, potentially inaccurate or incomplete, we contacted that supplier for follow up, sometimes contacting certain suppliers on multiple occasions.
We have established our due diligence compliance process and have retained relevant documentation.

B.	Risk Assessment.
Due to the breath of our products and the constant evolution of our supply chain, it is difficult to identify parties downstream from our direct suppliers.
Tracing materials back to their mine of origin is an extremely complex aspect of responsible sourcing in our supply chain. By having our suppliers report to us using the Template, we have attempted to make reasonable determinations of the mines or locations of origin of the 3TG in our supply chain.
Despite our efforts to contact our suppliers repeatedly, we did not receive responses from all of our suppliers. When we did receive responses, the responses were not always complete. With all of our suppliers within the scope of the RCOI in Asia, there is always a large opportunity for miscommunication. The novelty of the conflict minerals due diligence process and the unfamiliarity of the Template further lends to the lack of comprehension

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and incomplete responses. The manner in which the Templates were filled out tends to support such assessment.
For 2013, we identified 37 direct suppliers for our products that potentially contain 3TG and asked them to provide information on (1) the conflict minerals contained in each of the products supplied by that supplier and (2) the source of the conflict minerals, including smelter/refinery information and location of mines. Each supplier was asked to complete the Template. All of these suppliers within the scope of the RCOI were surveyed, as Geeknet could not definitively determine which products contained 3TGs that were necessary to the functionality or production. Of these 37 suppliers identified and subsequently contacted, 13 replied with some conflict minerals data and 7 provided smelter information.

C.	Risk Mitigation and Regularly Monitoring.
In 2014, we plan to further develop our due diligence program and take steps to mitigate any possible risk that the necessary conflict minerals in our products could benefit armed groups in the Covered Countries. Such steps are as follows:

•	we will continue to work with suppliers who provided incomplete or insufficient information in an effort to obtain complete and accurate information in 2014;

•	we will again request information and supporting data from each supplier providing products to Geeknet that are subject to 2014 reporting requirements by utilizing the Template;

•	we will again pursue a completed Template response that identifies material down to the smelter and mine;

•	we will again follow our due diligence process to review and validate supplier responses that are obtained in support of the 2014 conflict minerals reporting;

•	we will again provide our Conflict Minerals Policy to both existing and new suppliers as part of our supplier inquiry process for 2014; and

•	we will review our supplier form agreements to include a conflict minerals clause to new agreements.

D.	Participation in Audit Programs.
Geeknet does not have a direct relationship with 3TG smelters and refineries, nor do we perform direct audits of these entities that provide our supply chain the 3TG. However, we do rely upon the industry (e.g., EICC and CFSI) efforts to influence smelters and refineries to get audited and certified through CFSI’s Conflict Free Smelters program.

E.	Annual Disclosure of Due Diligence Results.
This report, our Form SD and our Conflict Minerals Policy are publicly available on Geeknet’s website at: www.geek.net.
Despite our efforts to contact our suppliers repeatedly, we did not receive responses from all of our suppliers. When we did receive responses, the responses were not always complete. Through our due diligence process, we have gathered 6 names of smelters/refineries, all in China, from our supply chain. Only one (1) smelter/refinery -- Yunnan Tin Co. Ltd. in China -- was identified as a CFSI certified Conflict Free Smelters (“CFS”).

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We have relied on these supplier’s responses to provide us with information about the source of conflict minerals contained in the products supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers. Given the fact that not all smelters/refineries identified were on the CFS list and that a number of suppliers did not identify their sources for raw materials, we were unable to precisely determine whether or not the products in our supply chain contain necessary conflict minerals that either financed or benefited, directly or indirectly, armed groups in the Covered Countries. As such, for 2013, we have concluded that those of our products that we contract to have manufactured that contain or utilize conflict minerals are DRC conflict undeterminable.

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